EXHIBIT D

June 11, 2015

The Board of Directors

Homeinns Hotel Group

No. 124 Caobao Road

Xuhui District

Shanghai 200235

People's Republic of China

Dear Sirs:

BTG Hotels (Group) Co., Ltd. ("BTG Hotels"), Poly Victory Investments Limited ("Poly Victory"), Ctrip.com International, Ltd. ("Ctrip"), Mr. Neil Nanpeng Shen ("Mr. Shen"), Co-Founder and Co-Chairman of the Board of Directors (the "Board") of Homeinns Hotel Group (the "Company"), Mr. James Jianzhang Liang, Co-Founder and Director of the Company and the Chairman of the board of directors and Chief Exertive Officer of Ctrip ("Mr. Liang"), and David Jian Sun, Chief Executive Officer and Director of the Company ("Mr. Sun", together with BTG Hotels, Poly Victory, Ctrip, Mr. Shen and Mr. Liang, the "Buyer Group"), are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the "Shares") of the Company not owned by the Buyer Group in a going-private transaction (the "Acquisition"). Our proposed purchase price is US$32.81 per American Depositary Share of the Company ("ADS", each representing two Shares) in cash. The Buyer Group currently beneficially owns approximately 35% of all the issued and outstanding Shares of the Company.

We believe that our proposed price provides an attractive opportunity to the Company's shareholders. This price represents a premium of 20% above the average closing price of the Company's ADSs over the last 20 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.	Buyer Group. Members of the Buyer Group intend to enter into a consortium agreement, pursuant to which members of the Buyer Group will agree to, among other things, cooperate in connection with implementing the Acquisition, and work with each other on an exclusive basis in pursuing the Acquisition.

Upon obtaining requisite PRC governmental approvals, BTG Hotels may enter into an agreement with other members of the Buyer Group to acquire part or all of the Shares held by them in exchange for equity interests in BTG Hotels, cash and/or other forms of consideration (the "Consortium Transaction"), provided, however, that the price per Share used in the Consortium Transaction will be the same or lower than the Offer Price (as defined below), and the closing of the Consortium Transaction will be subject to receipt of all PRC governmental approvals required for the consummation of the Consortium Transaction.

2.	Purchase Price. Our proposed consideration payable for the Shares acquired in the Acquisition is US$32.81 per ADS, or US$16.405 per Share (the "Offer Price"), in cash.

3.	Financing. We intend to finance the Acquisition with a combination of debt and/or equity capital. Equity financing will be provided by the Buyer Group in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by loans from third party financial institutions. We are confident that we can timely secure adequate financing to consummate the Acquisition.

4.	Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the Board of the Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

5.	Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the "Definitive Agreements") expeditiously. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6.	Confidentiality. The Buyer Group will, as required by law, promptly file a Schedule 13D to disclose this proposal. We are sure you will agree with us that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.	Process. We believe that the Acquisition will provide value to the Company's shareholders. We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares that the Buyer Group does not already own, and that the Buyer Group does not intend to sell their stake in the Company to a third party.

8.	No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding offer, agreement or commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

* * * * *

In closing, each of us would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact any of us. We look forward to speaking with you.

Sincerely,

BTG Hotels (Group) Co., Ltd.

By:	/s/ Rungang Zhang
Name:	Rungang Zhang
Title:	Chairman of Board of Directors

Poly Victory Investments Limited

By:	/s/ Yi Liu
Name:	Yi Liu
Title:	Authorized Person

Ctrip.com International, Ltd.

By:	/s/ James Jianzhang Liang
Name:	James Jianzhang Liang
Title:	Chief Executive Officer

Neil Nanpeng Shen

/s/ Neil Nanpeng Shen

James Jianzhang Liang

/s/ James Jianzhang Liang

David Jian Sun

/s/ David Jian Sun